DC

No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06026260

February 22, 2006

Mark D. Wigder
Jenkins & Gilchrist, P.C.
1445 Ross Avenue
Suite 3700
Dallas, TX 75202

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2006

Re: Snap-on Incorporated
Incoming letter dated December 20, 2005

Dear Mr. Wigder:

This is in response to your letter dated December 12, 2005 concerning the shareholder proposal submitted to Snap-on by Kevin Meehan. We also have received a letter on the proponent's behalf dated January 23, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Justin M. Klein
Marks & Klein, Esqs.
63 Riverside Avenue
Red Bank, NJ 07701

91490

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

1445 ROSS AVENUE
SUITE 3700
DALLAS, TEXAS 75202

(214) 855-4500
FACSIMILE (214) 855-4300

www.jenkens.com

AUSTIN, TEXAS
(512) 499-3800
CHICAGO, ILLINOIS
(312) 425-3900
HOUSTON, TEXAS
(713) 951-3300
LOS ANGELES, CALIFORNIA
(310) 820-8800
PASADENA, CALIFORNIA
(626) 578-7400
SAN ANTONIO, TEXAS
(210) 246-5000
WASHINGTON, D.C.
(202) 326-1500

Mark D. Wigder
(214) 855-4326
mwigder@jenkens.com

December 20, 2005

RECEIVED
2005 DEC 20 PM 2:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re: Snap-on Incorporated--
Shareholder Proposal of Kevin Meehan,
Securities Exchange Act of 1934 Rules 14a-8(e) and 14a-8(i)

Ladies and Gentleman:

Snap-on Incorporated, a Delaware corporation (the "Company"), has received a letter dated November 16, 2005 from Ronald J. Riccio, Esq. of McElroy, Deutsch, Mulvaney & Carpenter, LLP, counsel to Kevin Meehan, (the "Proponent"), a former franchisee of the Company and member of a putative class of former dealers currently involved in litigation against the Company, presenting a shareholder proposal to be included in the Company's proxy materials (the "Proposal") for its forthcoming annual meeting of stockholders scheduled to be held on April 27, 2006 (the "2006 Annual Meeting of Shareholders"). We have attached a copy of the letter and the Proposal as Exhibit A hereto. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from its 2006 proxy materials (the "2006 Proxy Materials") in reliance on Rule 14a-8(e), Rule 14a-8(i)(1); Rule 14a-8(i)(4), or Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and his counsel.

The Proposal

The Proposal directs the Board of Directors to establish a committee of five outside and independent directors to appoint an independent examiner "acceptable to the shareholders," to investigate claims in connection with on-going litigation between the Company and its franchisees. It also directs the Board to post the report of the independent examiner on the Company's snapon.com website, and to send such report to the Enforcement Division of the Securities and Exchange Commission (the "Commission") and the Consumer Protection Division of the Federal Trade Commission.

Discussion

1. The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(e), because It Was Received after the November 14, 2005 Deadline

Pursuant to Rule 14a-8(e) and as disclosed in the Company's proxy statement for last year's annual meeting, shareholder proposals were to be received no later than November 14, 2005 in order to be considered for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Shareholders. The Proposal is dated November 16, 2005 and was received by the Company's outside counsel at its office—rather than by the Corporate Secretary at the Company's principal executive offices—on November 16, 2005, two days after the deadline.

Because the Proposal was not timely received, it properly may be omitted from the Company's 2006 Proxy Materials for the 2006 Annual Meeting of Shareholders. The Staff has routinely permitted exclusion of proposals that are not timely submitted. See e.g. Hewlett Packard Co. (available November 27, 2000); Aetna, Inc. (available February 7, 2000); Hewlett Packard Co. (available November 9, 1999); Aetna, Inc. (available January 26, 1999).

2. The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(1) because it is Not a Proper Subject for Action by Shareholders under the Corporate Law of Delaware

The Proposal calls for a shareholder vote directing the Board to establish a committee of the Board. However, under the General Corporation Law of Delaware, the power to appoint a committee of directors to investigate allegations of corporate mismanagement in connection with pending litigation is a power vested in a corporation's board of directors. 8 Del. C. §141(c)(2) states that the board has the power to "designate one or more committees, each committee to consist of one or more of the directors of the corporation." 8 Del. C. §141(a) provides that the business and affairs of every Delaware corporation are managed by or under the direction of a board of directors. We have attached an Opinion of our Counsel in Delaware that states our position.

The language of the Proposal is mandatory not precatory, and, therefore, the Proposal is excludable under Rule 14a-8(i)(1) because it seeks to usurp the discretion of the Board in violation of Delaware law. Significantly, section G of Staff Legal Bulletin No. 14 states:

> "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

Moreover, the Staff has consistently concurred that binding proposals which usurp or infringe upon the statutory powers of a board of directors are excludable. See, e.g., The Boeing Co. (Feb. 8, 2001) (concurring in exclusion of a mandatory proposal requiring a shareholder vote on audit committee nominees unless the proposal was recast as a recommendation or request); General Electric Co. (Jan. 27, 2004) (concurring in exclusion of a mandatory proposal requiring the board of directors to vote for a cessation of executive option and bonus programs unless the proposal was recast as a recommendation or request); Phelps Dodge Corp. (Jan. 7, 2004) (concurring in exclusion of a mandatory proposal requiring the company to cease making charitable contributions unless the proposal was recast as a recommendation or request); PG&E Corp. (Feb. 18, 2003) (concurring in exclusion of a mandatory proposal requiring board to issue a report on the emission of certain gases created by the company's operations unless the proposal was recast as a recommendation or request).The Proposal is written in language which, if approved by shareholders, would be binding on the Board. The Company believes that it may omit the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(1).

3. The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(4) because it Concerns a Personal Grievance of the Proponent

Rule 14a-8(i)(4) permits the exclusion of any proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." The purpose of this subsection, according to the Commission, is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (August 16, 1983). The Rule is designed to prevent shareholders from unfairly and counter-productively taking over the shareholder proposal process and using it as a forum for addressing their own personal concerns. The Commission has noted that the costs and time associated with dealing with such proposals do a disservice to the interests of stockholders as a whole. See SEC Release No. 34-19135 (October 14, 1982). A proposal may be excluded, despite being drafted in such a way that it might relate to matters which may be of general interest to all security holders, if it is clear from the facts that the proponent is using the proposal as a tactic to further a personal interest. *Id.*

While the Proposal is general in nature, it reflects personal grievances that the Proponent has with the Company in connection with his participation in a lawsuit by franchisees against the Company. Mr. Meehan is a former Snap-on franchise owner who has filed an arbitration action against the Company and is also a member of a putative class of former dealers seeking similar recovery from the Company on parallel claims. Mr. Meehan's lawyer represents the putative class as well as Mr. Meehan in his individual action. Mr. Cace and Dr. Rosenbloom, the authors of the reports referred to in the Proposal, are retained litigation witnesses designated in the putative class proceedings and their reports have been submitted in those proceedings in support of the claimant's position. In Release No. 34-19135, the Commission cited, as examples of proposals involving a personal interest, a proposal requesting that the shareholders authorize the prosecution of all claims against the issuer raised in a complaint filed by the proponent and a proposal requesting the issuer to support certain litigation in which the proponent was involved. Here, the Proponent is advocating a proposal to investigate claims which the Proponent is currently prosecuting in his litigation against the Company as a franchisee. Thus, the Proposal pertains to the Proponent's personal economic and litigation interests and, therefore, the Proponent's interests are not shared with the Company's other shareholders. In Release No. 34-19135, the Commission stated that a proposal also is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. The Proposal represents his latest attempt to resolve his claims, which are particular to him. Because the Proposal therefore is designed to produce a personal benefit for the Proponent that would not be shared by the Company's shareowners at large, it is excludable under Rule 14a-8(i)(4).

The Division of Corporation Finance Staff consistently has concurred that a proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation against a company. A closely analogous set of facts was set forth in Schlumberger Limited (Aug. 27, 1999). The proponent submitted a proposal requesting the company to form "an impartial fact-finding committee" on the merger and to establish a "Statement of Fair Business Principles." The proponent's supporting statement cited the results of his lawsuit seeking payment from the company as an example of "ethical faults" at the company that could be remedied through the proposed "Statement of Fair Business Principles." The Staff concurred that the proposal could be excluded from the company's proxy statement because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other security holders at large.

The Staff has repeatedly excluded such proposals under 14a-8(i)(4), where proponents seek to achieve, by way of a proposal, an advantage over the company in a personal litigation, or to settle a grievance held over from litigation with the company. See also, Morgan Stanley (December 4, 2003) (shareholder proposal arising from former employee's dispute with the company was excludable under 14a-8(i)(4)); Crown Central Petroleum Corporation (March 4, 1999) (proposal requesting study of relationship between company and one of the company's officers held excludable on personal claim or grievance basis where there was longstanding battle between union of which proponent was a member and proponent involved in ongoing litigation with company, held excludable on personal claim or grievance basis); Dow Chemical Company (available March 5, 2003) (proposal excluded as an attempt to press, in an alternative venue, claims put forth in proponent's personal injury litigation against the company); Station Casinos, Inc. (avail. Oct. 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); International Business Machines (avail. Jan. 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

4. The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(7) because It Relates to the Conduct of Ordinary Business Operations

Under Rule 14a-8(i)(7), a company may exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The transmittal letter from the Proponent's counsel accompanying the Proposal states openly that the Proposal "relates to the business practices of Snap-on's Dealer Group in connection with the treatment of Snap-on's franchisees, as well as Snap-on's revenue recognition policies, practices and procedures in relation to generally accepted accounting principles." See attached letter from Ronald J. Riccio, pages 1-2.

The term "ordinary business", as used in Rule 14a-8(i)(7), is rooted in the corporate law concept intended to provide a company's management with flexibility in directing certain core matters involved in its business and operations. SEC Release No. 34-40018 (May 21, 1998). The policies of Rule 14a-8(i)(7) are, consistent with the policy of the corporate laws of many states, to confine the resolution of ordinary business issues to a corporation's board of directors and management, because it is impracticable for stockholders to decide how to resolve these issues at an annual stockholders meeting, and to avoid stockholder entanglement and "micro-management" in matters about which stockholders, as a group, are not in a position to make an informed judgment. *Id.*

Under the General Corporation Law of the State of Delaware, the business of a corporation is to be managed by its directors. Section 141(a) states: "The business and affairs of every corporation organized under this Chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a) (2001). See generally *Paramount Communications, Inc. v.*

Time Inc., 571 A.2d 1140, 1150 (Del. 1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 953 (Del. 1985) ("The board has a large reservoir of authority upon which to draw. Its duties and responsibilities proceed from the inherent powers conferred by 8 Del. C. § 141(a), respecting management of the corporation's 'business and affairs."); *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."). The Board, in accordance with Section 141(a), manages the business and affairs of the Company, including the Company's method of accounting, and the appointment of committees to oversee accounting practices under the Board.

The Staff has indicated that where, as is the case here, a proposal would require a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. When it does, the proposal will be excludable even though it requires only the preparation of a report and not the taking of any action with respect to such business operations. SEC Release No. 34-200913 (August 16, 1983). See also CVS Corporation (February 1, 2000); Time Warner Inc. (February 13, 2004).

Under Rule 14a-8(i)(7), the accounting practices and policies adopted by a corporation fall squarely within the ordinary course of business exclusion. The Staff has repeatedly rejected shareholders proposals that address a Company's accounting practices. Otter Tail Corporation, (January 13, 2003) (proposal to appoint outside firm to review all accounting records and practices was excludable). See, e.g., Travelers Group Inc. (available March 13, 1998) (dealing with the accounting for and reporting of derivative financial instruments); Potomac Electric Power Company (available March 1, 1991) (dealing with proposal to amend historic financial statements and establish a "contingent liability account"); General Motors Corp. (available March 10, 1989) (dealing with proposal that profits, adjusted for inflation, be the primary basis for reporting); Santa Fe Southern Pacific Corp. (available January 30, 1986) (dealing with proposal to provide financial statements on a current cost basis); Arizona Public Service Co. (available February 22, 1985) (dealing with proposal related to the preparation of report containing information beyond that currently reported); and Pittsburgh and West Virginia Railroad (available March 19, 1984) (dealing with proposal to require reevaluation of properties for purposes of establishing fair market value). The Staff also expressed this position in its 1980 Report on Corporate Accountability, where it stated that accounting practices are "typical subjects which have been held to be ordinary business." See Securities and Exchange Commission Staff Report on Corporate Accountability, at B 72 (September 4, 1980).

Additionally, there is a long line of precedents declaring that the Division's no-action letters make clear that proposals requiring the establishment of committees or departments to deal with issues related to the ordinary course of business are excludable. Deere & Company (November 30, 2000) (proposal to create a customer satisfaction review committee was excludable); BankAmerica Corporation (March 23, 1992) (proposal to establish a credit reconsideration committee and provide specified procedures to deal with customers denied credit was excludable); and Goodyear Tire and Rubber Company (January 28, 1991) (proposal to establish a committee of independent directors to study the handling of complaints was excludable).

The Proposal seeks to micro-manage the Company's ordinary business operations, namely, the way the Company recognizes revenue in accordance with generally accepted accounting principles. Such matters are well within the ordinary business operations of the Company and clearly do not raise any significant policy concerns. In accordance with the precedent cited above, the Company believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

Based on the foregoing, we believe that the Company may omit the Proposal from its proxy materials for its 2006 Annual Meeting of Shareholders, and we respectfully request that the Staff concur in our view that the Proposal may be excluded under Rule 14a-8(e), Rule 14a-8(i)(1); Rule 14a-8(i)(4), or Rule 14a-8(i)(7), and confirm it will not recommend any enforcement action if the Proposal is omitted from the Company's proxy materials.

If you have any questions or comments regarding this filing, please contact Mark D. Wigder of Jenkens & Gilchrist, P.C. at (214) 855-4326.

Thank you for your consideration.

Very truly yours,

Jenkens & Gilchrist, P.C.

Enclosures

cc: Kevin Meehan
Ronald J. Riccio, Esq.
Susan Marrinan, Vice President, Secretary and Chief Legal Officer, Snap-on Incorporated
Stephen S. Maris, Esq., Jenkens & Gilchrist
Raymond J. DiCamillo, Esq., Richards, Layton & Finger, P.A.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 20, 2005

Board of Directors
Snap-on Incorporated
P.O. Box 1430
Kenosha, WI 53141

Ladies and Gentlemen:

We have acted as special Delaware counsel to Snap-on Incorporated, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Mr. Kevin Meehan (the "Proponent"), which the Proponent intends to present at the 2006 annual meeting of the stockholders of the Company (the "2006 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the certificate of incorporation of the Company, as amended through December 29, 2003 (the "Certificate of Incorporation");

(ii) the amended and restated bylaws of the Company, as amended through January 23, 2004 (the "Bylaws"); and

(iii) the letter dated November 16, 2005, from the Proponent to the Company, attaching the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> WHEREAS: In or about March and June, 2005, Dr. Bert Rosenbloom, the Rauth Chair Professor of Marketing Management at Drexel University, and Mr. David Cace, a partner in Eisner, LLP with over 30 years of accounting, auditing, and financial reporting experience, submitted expert reports in connection with pending putative class actions brought by former Snap-on Tools Company, LLC franchisees against Snap-on Tools and Snap-on Credit; and
>
> WHEREAS: Dr. Rosenbloom concluded that the business practices of Snap-on's Dealer Group are deceptive and involve channel stuffing; and
>
> WHEREAS: Mr. Cace concluded that Snap-on's revenue recognition policies, practices, and procedures may be in violation of generally accepted accounting principles; and
>
> WHEREAS: The reports by Dr. Rosenbloom and Mr. Cace have the potential to materially and adversely impact Snap-on, its officers, directors, key employees, and its shareholders.
>
> BE IT, THEREFORE, RESOLVED: That the shareholders of Snap-on hereby direct the Board of Directors to establish a committee of the Board consisting of five outside and independent directors for the purpose of appointing an independent examiner -- acceptable to the shareholders -- who has sufficient knowledge, training, expertise, and integrity to investigate and Report upon the information contained in the reports of Dr. Rosenbloom and Mr. Cace. The committee of the Board, upon receipt of the independent examiner's Report, shall make it available to all shareholders by posting it on Snap-on's WEBSITE at

> www.snapon.com as well as by mailing it to the Enforcement Division of the Securities and Exchange Commission and the Consumer Protection Division of the Federal Trade Commission. The Board shall then take such remedial action as may be necessary and proper.

Thus, the Proposal directs the board of directors of the Company to create and appoint a committee of five members of the board of directors (the "Committee") for the purpose of retaining an independent examiner, who will investigate and report on the business and accounting practices of the Company, which are the subject of pending litigation. The examiner must be "acceptable" to the Company's stockholders. The Proposal further requires the Committee to make the independent examiner's report available to the Company's stockholders on the Company's website and mail copies of the report to the Enforcement Division of the Securities and Exchange Commission and the Consumer Protection Division of the Federal Trade Commission. The Company is proposing to omit the Proposal from its proxy materials for the 2006 Annual Meeting under Rule 14a-8(i)(1) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(1)"). Rule 14a-8(i)(1) provides that a registrant may exclude a stockholder proposal if the proposal is not a proper subject for stockholder action under the laws of the registrant's domicile. In this connection, you have asked us whether the Proposal would be a proper subject for stockholder action under Delaware law.

DISCUSSION

Pursuant to the Proposal, the board of directors of the Company would be directed by the Company's stockholders to create and appoint the Committee to retain an independent examiner who would investigate and report on the business and accounting practices of the Company that are the subject of pending litigation. In our opinion, the Proposal is not a proper subject for stockholder action under Delaware law because the power to appoint a committee of directors to investigate allegations of corporate mismanagement in connection with pending litigation is a power vested in a corporation's board of directors under the General Corporation Law of the State of Delaware (the "General Corporation Law") and is, therefore, not subject to direction by stockholders.

Sections 141(c) and 141(a) of the General Corporation Law provide the statutory authority for a board of directors of a Delaware corporation to appoint a committee of directors to conduct an investigation of allegations of corporate mismanagement. Section 141(c)(2) of the General Corporation Law provides, in pertinent part:

> The board of directors may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation. The board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.... Any

> such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

8 Del. C. § 141(c)(2).[1] Thus, Section 141(c)(2) of the General Corporation Law provides the board of directors of a Delaware corporation, such as the Company, with the statutory authority to appoint a committee of the board of directors and does not limit the board's authority with respect to establishing a committee to investigate allegations of corporate mismanagement in connection with pending litigation. In fact, boards of directors of Delaware corporations frequently appoint special board committees to investigate allegations of corporate mismanagement after a stockholder, seeking to institute a stockholder derivative action, makes a demand on the board of directors to bring a suit on behalf of the corporation.[2] In In re Oracle Corp. Deriv. Litig., 808 A.2d 1206, 1212 (Del. Ch. 2002), the Delaware Court of Chancery stated that the purpose of such a committee is to "act as an independent arm of the ultimate power given to the board of directors under 8 Del. C. § 141(a)."

Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be

[1] Corporations incorporated after July 1, 1996 or which have chosen to be governed by Section 141(c)(2), such as the Company, are governed by Section 141(c)(2) [please confirm]. All other corporations are governed by Section 141(c)(1), which differs from Section 141(c)(2) in terms of the powers that may be delegated by the board to a committee and with respect to the vote of the board of directors that is required to appoint a committee.

[2] See Del. Ct. Ch. R. 23.1.

> exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than directors.[3] Thus, the board of directors possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

---

[3] We note that the Certificate of Incorporation provides that the board of directors is "empowered to exercise all such powers as may be exercised by the Corporation, subject nevertheless to the provisions of the Statutes of the State of Delaware, of this Certificate of Incorporation, and to any regulations that may from time to time be made by stockholders, provided that no regulations so made shall invalidate any provisions of this Certificate of Incorporation or any power or act of the board of directors which would have continued valid if such regulation had not been made." The fact that the board's management authority is subject to "regulations" made by stockholders does not mean that the Certificate of Incorporation provides for the management of the business and affairs of the Company by persons other than directors, i.e., stockholders. Rather, the provision is silent as to how the regulation is to be exercised by stockholders, thus, leaving the matter up to general principles of Delaware law. Delaware courts and commentators have repeatedly referred to "regulations" as the rules that establish the procedures by which the board of directors and the corporation may operate and which are commonly found in a corporation's bylaws. See Gow v. Consol. Coppermines Corp., 165 A. 136, 140 (Del. Ch. 1933) ("[A]s the charter is an instrument in which the broad and general aspects of the corporate entity's existence and nature are defined, so the by-laws are generally regarded as the proper place for the self-imposed rules and regulations deemed expedient for its convenient functioning to be laid down.") (emphasis added); see also 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 1.10, at 1-14 (2005 Supp.) (hereinafter, "Balotti & Finkelstein") (quoting id.); 18A Am. Jur. 2d Corporations § 259 (2005) ("[B]ylaws are the laws adopted by the corporation for the regulation of its actions and the rights and duties of its members.") (emphasis added); Lawrence Hamermesh, Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back the Street?, 73 Tul. L. Rev. 409, 467-479 (1998) ("by-laws may regulate the conduct of the board"). Since a bylaw provision cannot deprive a board of directors of its managerial authority, a certificate of incorporation provision that subjects a board of director's authority to "regulations" made by stockholders, i.e., bylaw or bylaw-like provisions, cannot be construed as depriving a board of its statutory authority to manage the business and affairs of a corporation. Campbell v. Loew's, Inc., 134 A.2d 852, 857 (Del. Ch. 1957) (bylaw provisions are ineffective to deprive a board of directors of its managerial authority under Section 141(a) of the General Corporation

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the Delaware courts have found some room for the exercise of managerial authority by persons other than directors in the language of Section 141(a) itself, stockholders or others can neither: (1) supplant or direct the decision-making of a board of directors with respect to functions specifically conferred on directors by statute, nor (2) substantially limit the board's freedom with respect to matters of management policy.

Stockholders or others cannot supplant or direct the decision-making of directors with respect to matters which are committed to the discretion of the board of directors by a specific section of the General Corporation Law. Section 141(c) of the General Corporation Law confers the power to appoint the members of a board committee exclusively on a corporation's board of directors. The text of the various subsections of Section 141(c) confirms this result. Section 141(c)(1) provides: "The board of directors may, by resolution passed by a majority of the whole board, designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation." 8 Del. C. § 141(c)(1) (emphasis added). Section 141(c)(2) provides: "The board of directors may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation." 8 Del. C. § 141(c)(2) (emphasis added).

Law). Any such limitation must be in the certificate of incorporation. Thus, in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated: "The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a)." Id. at 1291-2.

Thus, it is the board of directors who must designate the board committee. Indeed, stockholders are nowhere mentioned in Section 141(c) of the General Corporation Law. Each of Sections 141(c)(1) and 141(c)(2) further provides that: "The board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee." 8 Del. C. § 141(c) (emphasis added). Thus, the board alone has the power to appoint the members of a committee of the board.[4] Cf. Balotti & Finkelstein, § 4.14, at 4-25 (3d ed. 2005 Supp.) ("Section 141(c) grants the board of directors of a Delaware corporation the power to designate committees of the board to exercise certain of the broad powers and authority of the board in the management of the business and affairs of the corporation.").

It is well settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which any person other than directors may appoint the members of a board committee, the legislative intent appears to be that only directors may designate the members of a committee.

---

[4] We note, however, that each of Sections 141(c)(1) and 141(c)(2) provides that a board committee "to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation." 8 Del. C. §§ 141(c)(1), 141(c)(2) (emphasis added). The underscored language authorizes "the bylaws, within certain limits, to set forth the ceiling of powers a board committee may have." Hollinger Int'l Inc. v. Black, 844 A.2d 1022, 1080 n.131 (Del. Ch. 2004). In Hollinger, the Delaware Court of Chancery found that the underscored language in Section 141(c) of the General Corporation Law when combined with Section 109 of the General Corporation Law (authorizing stockholders of Delaware corporations to amend corporate bylaws) provided the statutory authority for a stockholder-adopted bylaw that had the effect of disbanding a board committee. However, the Court invalidated the bylaw on the grounds that the bylaw was inequitable under the facts of the case. While the Court found that the General Corporation Law did not prohibit stockholders from adopting a bylaw that had the effect of disbanding a board committee, it did not find that stockholders had the power to direct a board of directors to appoint a board committee. The General Corporation Law does not specifically address who has the power to disband a board committee. However, the General Corporation Law does address who has the power to appoint a board committee. Since the General Corporation Law specifically confers the power to appoint a board committee on a board of directors, the power to appoint a board committee is not subject to direction by stockholders under settled caselaw. See, infra, p. 8.

The legislative history to Section 141(c) of the General Corporation Law confirms that the power to appoint a committee is a function specifically reserved to a board of directors by statute. The Official Comment to the 1996 amendments that created Section 141(c)(2) provides: "This amendment is intended to simplify Section 141(c) and expand for corporations incorporated on or after July 1, 1996, the powers and authority that a board of directors may delegate to a committee of the board and to eliminate for such corporations the requirement that a committee of the board be formed by resolution passed by a majority of the whole board." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-23 (3d ed. 2005 Supp.) (emphasis added). As indicated by the underscored language above, it is the board of directors alone who has the power to appoint a board committee. See also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1967) ("Under the new statute, the board may designate one or more directors as alternate members of a committee who replace an absent or disqualified member at any meeting.") (emphasis added); Lewis S. Black, Jr. and Frederick H. Alexander, Analysis of the 1996 Amendments to the Delaware General Corporation Law, at 2 (Prentice-Hall 1996) ("The 1996 amendments make two important changes to Section 141(c). First, the requirement that committees be appointed only by a majority of the whole board has been eliminated, so that the board can act to appoint a committee by a simple majority vote.") (emphasis added). Thus, the only persons mentioned in the legislative history to Section 141(c) in connection with the designation of committees of the board are directors. Accordingly, appointing a committee of directors is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that stockholders or others cannot direct or supplant the decision-making of a board of directors with respect to functions specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that an investment advisor cannot supplant the decision-making of a board of directors with respect to setting the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that stockholders cannot assume the board's statutory responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that an appraiser cannot assume the board's statutory responsibility under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that officers cannot assume the board's statutory obligation to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 1990); Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same). Appointing a board committee is a function specifically assigned to the board of directors of a Delaware corporation by statute -- i.e., by Section 141(c) of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be directed to exercise such authority in a particular way.

The Proposal purports to require the directors of the Company to establish a board committee and appoint its members, matters committed to the sound judgment of directors by the General Corporation Law. Thus, the Proposal is an attempt to confer on stockholders the authority to manage the business and affairs of the Company and, thus, is not a proper subject for stockholder action under the General Corporation Law. In addition, the subject matter that the Proposal seeks to require the Committee to investigate is one that the Delaware courts have stated is a matter for the business judgment of directors under the General Corporation Law.

The ability to control the investigation of allegations of corporate mismanagement that are the subject of pending litigation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. As a result, the Delaware courts have repeatedly held that stockholders cannot divest directors of their decision-making authority with respect to such investigations. Thus, in Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Delaware Supreme Court found that the good faith decision of a special committee of independent directors made after reasonable investigation to dismiss derivative litigation initiated by a stockholder had to be upheld on the basis that decisions with respect to matters of investigation and litigation lie within the managerial authority of a board of directors. In particular, Zapata involved the creation by resolution of the board of directors of Zapata Corporation ("Zapata") of a special committee of Zapata directors to investigate the allegations of corporate mismanagement set forth in a derivative complaint file by a stockholder of Zapata. After concluding that the litigation was not in the best interests of Zapata, the special committee moved to dismiss the complaint, and the Delaware Court of Chancery declined to dismiss the complaint. The Delaware Supreme Court reversed the decision of the Delaware Court of Chancery on the grounds that allowing the litigation to continue over the objections of the directors on the committee was inconsistent with Section 141(a) of the General Corporation Law. The Court stated: "Directors of Delaware corporations derive their managerial decision making power from Section 141(a), which encompasses decisions whether to initiate, or refrain from entering litigation." Id. at 782.

Similarly, the Delaware Supreme Court upheld the good faith decision of an independent special committee to dismiss litigation over the objection of stockholders in Spiegel v. Buntrock, 571 A.2d 767 (Del. 1990). The Court stated:

> A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. The exercise of this managerial power is tempered by fundamental fiduciary obligations owed by the directors to the corporation and its shareholders. The decision to bring a lawsuit or to refrain from litigating a claim on behalf of a corporation is a decision concerning the management of the corporation. Consequently, such decisions are part of the responsibility of the board of directors. 8 Del. C. § 141(a).

Id. at 773; see also White v. Panic, 783 A.2d 543, 550 (Del. 2001) ("The board of directors has sole authority to initiate or to refrain from initiating legal actions asserting rights held by the corporation. This authority is subject to the limited exception, defined in Chancery Rule 23.1, permitting stockholders to initiate a derivative suit to enforce unasserted rights of the corporation without the board's approval where they can show either that the board wrongfully refused the plaintiff's pre-suit demand to initiate the suit or, if no demand was made, that such a demand would be a futile gesture and is therefore excused.").

More recently, in In re Oracle Corp. Derivative Litig., 808 A.2d 1206 (Del. Ch. 2002), the Delaware Court of Chancery considered whether a derivative action brought by stockholders of Oracle Corporation ("Oracle"), which alleged that certain officers and/or directors of Oracle had engaged in insider-trading, could be dismissed by the Court upon the request of the stockholder plaintiffs over the objection of a committee of directors that had been appointed to investigate the plaintiffs' allegations. The Court found that dismissing the plaintiffs' action over the objection of the directors who were members of the committee would infringe upon the "ultimate power given to a board of directors under 8 Del. C. § 141(a) to determine whether or not a derivative plaintiff's pending suit brought on behalf of the corporation should be maintained when measured against the overall best interests of the corporation." Id. at 1213. Thus, decisions about matters of investigation and litigation are matters committed to the discretion of a corporation's board of directors and cannot be usurped by stockholders.

The Proposal not only directs that the board of directors create and appoint the Committee, but also directs the Committee to hire an examiner to investigate allegations of corporate mismanagement that have been advanced in pending litigation. The examiner must be "acceptable" to the Company's stockholders. As set forth above, the power to conduct investigations about pending litigation is part of directors' managerial authority under Section 141(a) of the General Corporation Law. As a result, the stockholders of the Company can be conferred neither the authority to determine whether such a committee be appointed nor the authority to determine the identity of the examiner.

In addition, implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. Where, as here, a provision in the certificate of incorporation "expressly confers upon the board of directors all powers belonging to the corporation," the board of directors is expressly empowered to exercise all such powers embodied in the General Corporation Law. Hack v. BMG Equities Corp., C.A. No. 12098, slip op. at 4 (Del. Ch. June 10, 1991). Section 122(5) of the General Corporation Law specifically empowers a corporation to "[a]ppoint such ... agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. § 122(5) (emphasis added); see also Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds).

In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors. In considering whether to restrain a corporation from expending corporate funds, the Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct. 6, 1987). Here, implementation of the Proposal would require the Company to expend corporate funds to hire an examiner to investigate allegations of mismanagement in connection with pending litigation. As set forth above, decisions on whether to expend corporate funds are made by directors, not stockholders.

Directors who improperly limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)."); see also Rodman Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2005-2 Supp.) ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties."). Further, as the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy."). Thus, any agreement by the board of directors to implement the Proposal under all circumstances and thereby eliminate the directors' control over the decision of whether to create a committee of the Board would be invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Proposal is not a proper subject for stockholder action under Delaware law because the power to appoint a committee of a board of directors of a Delaware corporation to investigate allegations of corporate mismanagement in connection with pending litigation is a power vested in the board of directors under the General Corporation Law and is, therefore, not subject to direction by stockholders.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body. We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

RFB/DAB/RJD/LRS/th

McELROY, DEUTSCH, MULVANEY & CARPENTER, LLP
ATTORNEYS AT LAW

1300 MOUNT KEMBLE AVENUE
P.O. BOX 2075
MORRISTOWN, NEW JERSEY 07962-2075
(973) 993-8100
FACSIMILE (973) 425-0181

RONALD J. RICCIO
Direct dial: (973) 425-8723
rriccio@mdmc-law.com

November 16, 2005

VIA TELEFAX and
FIRST CLASS MAIL

Stephen S. Maris, Esq.
Jenkens & Gilchrist
1445 Ross Avenue, Suite 3200
Dallas, Texas 75202

Dear Mr. Maris:

This letter is written on behalf of Kevin Meehan in his capacity as a shareholder of 113 shares of Snap-on Incorporated stock ("Snap-on"). He has held those shares for more than five years, and intends to hold those shares through the date of Snap-on's upcoming annual meeting of shareholders which we understand is to be scheduled for some time in the latter half of April, 2006.

On Mr. Meehan's behalf I respectfully request that you, in your capacity as counsel to Snap-on and the Snap-on board of directors, forward a copy of this letter together with the enclosed SHAREHOLDER PROPOSAL ("PROPOSAL") and the enclosed SUPPORTING STATEMENT to the appropriate Snap-on officer or director for inclusion in Snap-on's proxy statement that will be circulated to Snap-on's shareholders in conjunction with the 2006 annual shareholders meeting. The PROPOSAL relates to the business practices of Snap-on's Dealer Group in connection with the treatment of Snap-on's franchisees as well as Snap-on's revenue recognition policies, practices, and procedures in relation to generally accepted accounting principles. The PROPOSAL and STATEMENT are submitted under Rule 14(a)-8 of the United States Securities and Exchange Commission's proxy regulations.

If more information is required please notify me in a timely manner, so that the PROPOSAL and STATEMENT cannot be excluded from the proxy materials on the basis of untimeliness. Either Mr. Meehan, his legal counsel, or both will present the PROPOSAL for consideration at the 2006 annual meeting of Snap-on's shareholders.

Thank you for your anticipated cooperation.

Very truly yours,

McELROY, DEUTSCH, MULVANEY & CARPENTER, LLP

Ronald J. Riccio

Ronald J. Riccio

RJR/msp

#751511

SHAREHOLDER PROPOSAL

WHEREAS: In or about March and June, 2005 Dr. Bert Rosenbloom, the Rauth Chair Professor of Marketing Management at Drexel University, and Mr. David Cace, a partner in Eisner, LLP with over 30 years of accounting, auditing, and financial reporting experience, submitted expert reports in connection with pending putative class actions brought by former Snap-on Tools Company, LLC franchisees against Snap-on Tools and Snap-on Credit; and

WHEREAS: Dr. Rosenbloom concluded that the business practices of Snap-on's Dealer Group are deceptive and involve channel stuffing; and

WHEREAS: Mr. Cace concluded that Snap-on's revenue recognition policies, practices, and procedures may be in violation of generally accepted accounting principles; and

WHEREAS: The reports by Dr. Rosenbloom and Mr. Cace have the potential to materially and adversely impact Snap-on, its officers, directors, key employees, and its shareholders.

BE IT, THEREFORE, RESOLVED: That the shareholders of Snap-on hereby direct the Board of Directors to establish a committee of the Board consisting of five outside and independent directors for the purpose of appointing an independent examiner – acceptable to the shareholders – who has sufficient knowledge, training, expertise, and integrity to investigate and Report upon the information contained in the reports of Dr. Rosenbloom and Mr. Cace. The committee of the Board, upon receipt of the independent examiner's Report, shall make it available to all shareholders by posting it on Snap-on's WEBSITE at www.snapon.com as well as by mailing it to the Enforcement Division of the Securities and Exchange Commission and the Consumer Protection Division of the Federal Trade Commission. The Board shall then take such remedial action as may be necessary and proper.

SUPPORTING STATEMENT

This PROPOSAL is submitted by Mr. Kevin Meehan, who has been the owner for more than five years of 113 shares of Snap-on's stock. For the time period 1994 to 2003 Mr. Meehan was a Snap-on franchisee and in 2001 was recognized as the #1 Snap-on Dealer of the Year. He is currently engaged in litigation with Snap-on Tools and Snap-on Credit. Despite his status as Snap-on's #1 Dealer in 2001, Snap-on Tools and Snap-on Credit allege that Mr. Meehan owes them more than $800,000.

The reports prepared by Dr. Rosenbloom and Mr. Cace contain detailed findings regarding Snap-on's business practices and accounting practices. These reports were not prepared for Mr. Meehan but rather on behalf of former Snap-on franchisees in connection with putative class actions pending against Snap-on Tools and Snap-on Credit. The reports describe Snap-on's deceptive practice of channel-stuffing as well as the recognition of revenue by Snap-on in a manner that may violate generally accepted accounting principles. If correct, in whole or in part, these reports have the potential to cause serious civil and/or criminal consequences to Snap-on, the Board, and its' officers/key employees.

The Rosenbloom and Cace reports were brought to the attention of the Snap-on Board at various times between April, 2005 and the present. Rather than referring the reports to an independent examiner for review and recommendation, the Board referred the reports to the attorneys representing Snap-on's interest in the litigation against Mr. Meehan. These are the same attorneys defending Snap-on's interests in the putative class actions. To date, the Board has not commented upon either the Rosenbloom or Cace reports.

If all, or even part, of the Rosenbloom or Cace reports are determined to be true it has the potential for catastrophic civil and criminal consequences for Snap-on, the Board, and its officers/key employees. Such catastrophic civil and criminal consequences could significantly damage, if not destroy, Snap-on's shareholders investments.

MARKS & KLEIN, ESQS.

COUNSELLORS AT LAW

63 RIVERSIDE AVENUE
RED BANK, NEW JERSEY 07701
(732) 747-7100
FACSIMILE (732) 219-0625

JUSTIN M. KLEIN
justin@markslaw.net
Admitted New Jersey & New York

RECEIVED
2006 JAN 24 PM 5:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 23, 2006

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Office of the General Counsel
100 F Street, NE
Washington, DC 20549
Attn: Mark Villardo

Re: Kevin J. Meehan and Snap-on Incorporated

Dear Mr. Villardo:

This office is co-counsel for Snap-on Incorporated ("Snap-on") shareholder, Kevin J. Meehan, in connection with Snap-on's request for a no-action letter.

I write further to our conversation in regards to the above referenced matter. As you suggested, I wanted to update you as to the status of Mr. Meehan's Reply. Please be advised that it is Mr. Meehan's intention to file a Reply to Snap-on's request for a no-action letter.

The parties are engaged in settlement discussions. Mr. Meehan intends to submit his Reply not later than February 25, 2006 in the event the settlement discussions are not productive. If this timetable is not acceptable, please contact me immediately. Unless I hear from you to the contrary, Mr. Meehan is deferring the filing of his Reply to Snap-on's no-action request in accordance with the timetable set forth herein.

I appreciate your attention to this matter.

Very truly yours,

Justin M. Klein

cc: S. Maris, Esq.
L. Goldfarb, Esq.
R. Riccio, Esq.
E. Deutsch, Esq.
D. DuBeth Gardiner, Esq.

Aggressively Righting Wrongs

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Snap-on Incorporated
Incoming letter dated December 20, 2005

The proposal relates to reports.

There appears to be some basis for your view that Snap-on may exclude the proposal under rule 14a-8(e)(2) because Snap-on received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Snap-on omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser